JM

Johnson Matthey

May 1, 2008

Robert M. Talley
President-Corporate, General Counsel
and Secretary
Office of the President

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED [redacted]
7004 2890 0002 4356 3915
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20546

08002364

SUPPL

Re: <u>Johnson Matthey PLC - File No. 82-2272</u>

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1.	**Regulatory Announcement**	**01 Apr 2008**
2.	**Regulatory Announcement**	**01 Apr 2008**
3.	**Notification of Transactions of Directors/Persons**	**01 Apr 2008**
4.	**Notification of Transactions of Directors/Persons**	**17 Apr 2008**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

Robert M. Talley
President - Corporate, General Counsel & Secretary

RMT/lls
Enclosures
cc: S. A. Farrant (w/o encl.)
A. Purtill (w/o encl.)

5/7

JOHNSON MATTHEY INC.
NORTH AMERICAN CORPORATE

Suite 600, 435 Devon Park Drive, Wayne PA 19087-1998 TEL: (610) 971-3131, FAX: (610) 971-3022

Regulatory Announcement

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Free annual report

Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Senior Independent Director
Released	16:19 01-Apr-08
Number	PRNUK-0104

Johnson Matthey

Appointment of Senior Independent Director and Chairman of Management Development and Remuneration Committee

Following yesterday's announcement relating to the retirement of Mr Charles Mackay and Mr Michael Dearden as non-executive directors of Johnson Matthey Plc (the 'Company'), the board of the Company is pleased to announce that, with immediate effect, Mr Alan Thomson has been appointed as Senior Independent Director and Mr Robert Walvis has been appointed as Chairman of the Management Development and Remuneration Committee. Both positions were previously held by Mr Mackay. Both Mr Thomson and Mr Walvis were appointed as non-executive directors of the Company in September 2002. Mr Thomson remains as Chairman of the Audit Committee.

Enquiries:

Ian Godwin
Director, Investor Relations and Corporate Communications
Tel: 020 7269 8410

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Regulatory Announcement

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Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Total Voting Rights
Released	17:14 01-Apr-08
Number	PRNUK-0104

Johnson Matthey

Total Voting Rights

In accordance with Rule 5.6.1 of the Disclosure and Transparency Rules, Johnson Matthey Plc advises that, as at 31 March 2008, it had an issued share capital of 220,673,613 ordinary shares of £1 each and held 5,997,877 ordinary shares of £1 each in treasury.

Therefore, the total number of Johnson Matthey Plc ordinary shares with voting rights is 214,675,736.

The above figure 214,675,736 may be used by shareholders and other parties subject to disclosure obligations as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Johnson Matthey Plc under the Disclosure and Transparency Rules.

S Farrant
Company Secretary

1 April 2008

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Regulatory Announcement

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Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Director/PDMR Shareholding
Released	18:00 01-Apr-08
Number	PRNUK-0104

Johnson Matthey

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

   In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

   N A P Carson
   J N Sheldrick

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of holdings of the persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   Share Nominees Limited

8. State the nature of the transaction:

   Quarterly dividend reinvestment - PEP

9. Number of shares, debentures or financial instruments relating to

shares acquired:

N A P Carson 1
J N Sheldrick 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£19.866

14. Date and place of transaction:

31 March 2008, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson 95,710
J N Sheldrick 97,195

16. Date issuer informed of transaction:

1 April 2008

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary

020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

1 April 2008

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Regulatory Announcement

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Free annual report

Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Director/PDMR Shareholding
Released	16:22 17-Apr-08
Number	PRNUK-1704

Johnson Matthey

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

   In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

   N A P Carson
   P N Hawker
   D W Morgan
   L C Pentz
   J N Sheldrick
   S Farrant
   W F Sandford
   I F Stephenson
   N Whitley

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of holdings of the persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

Computershare Trustees Limited

8. State the nature of the transaction:

Monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	18
P N Hawker	18
D W Morgan	18
L C Pentz	18
J N Sheldrick	18
S Farrant	18
W F Sandford	18
I F Stephenson	18
N Whitley	18

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£20.35

14. Date and place of transaction:

17 April 2008, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	95,728
P N Hawker	15,653
D W Morgan	40,861
L C Pentz	18,932
J N Sheldrick	97,213

16. Date issuer informed of transaction:

17 April 2008

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary

020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

17 April 2008

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